# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Iron Horse Acquisition II Corp., CIK 0002051985
CUSIP: 46283H103
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 851 Broken Sound Parkway NW, Suite 230, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0002101565
Persons authorized to receive notices and communications: Jose Bengochea, IRON HORSE ACQUISITION II CORP., 851 Broken Sound Parkway NW, Suite 230, Boca Raton, Florida (FL), 33487, (310) 290-5383

## Reporting persons
- IRHO SPAC SPONSOR LLC (CIK 0002101565): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,120,000; shared voting power 0; sole dispositive power 6,120,000; shared dispositive power 0; aggregate amount beneficially owned 6,120,000 (21% of the class)
  Comment: (1) Consists of (i) 370,000 ordinary shares underlying the private placement units held directly by IRHO SPAC SPONSOR LLC, a Cayman Islands limited liability and the sponsor of the issuer, and (ii) 5,750,000 ordinary shares held directly by IRHO SPAC SPONSOR LLC. Jose Bengochea and William Caragol are the managing members of IRHO SPAC SPONSOR LLC. Therefore Mr. Bengochea and Mr. Caragol have voting and investment power over the ordinary shares held by IRHO SPAC SPONSOR LLC.
  
  (2) Based on 29,320,000 ordinary shares deemed to be outstanding, including (i) 23,000,000 ordinary shares issued in the public offering, (ii) 5,750,000 ordinary shares held by IRHO SPAC SPONSOR LLC, (iii) 370,000 ordinary shares underlying the units held by IRHO SPAC SPONSOR LLC and (iv) 200,000 ordinary shares underling the units held by Cantor Fitzgerald & Co., the underwriter, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 17, 2025.
- Jose Bengochea (CIK 0002005952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,120,000; shared voting power 0; sole dispositive power 6,120,000; shared dispositive power 0; aggregate amount beneficially owned 6,120,000 (21% of the class)
  Comment: (1) Consists of (i) 370,000 ordinary shares underlying the private placement units held directly by IRHO SPAC SPONSOR LLC, a Cayman Islands limited liability and the sponsor of the issuer and (ii) 5,750,000 ordinary shares held directly by IRHO SPAC SPONSOR LLC. Jose Bengochea and William Caragol are the managing members of IRHO SPAC SPONSOR LLC. Therefore Mr. Bengochea and Mr. Caragol have voting and investment power over the ordinary shares held by IRHO SPAC SPONSOR LLC.
  
  (2) Based on 29,320,000 ordinary shares deemed to be outstanding, including (i) 23,000,000 ordinary shares issued in the public offering, (ii) 5,750,000 ordinary shares held by IRHO SPAC SPONSOR LLC, (iii) 370,000 ordinary shares underlying the units held by IRHO SPAC SPONSOR LLC and (iv) 200,000 ordinary shares underling the units held by Cantor Fitzgerald & Co., the underwriter, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 17, 2025.
- William Caragol (CIK 0001380465): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,120,000; shared voting power 0; sole dispositive power 6,120,000; shared dispositive power 0; aggregate amount beneficially owned 6,120,000 (21% of the class)
  Comment: (1) Consists of (i) 370,000 ordinary shares underlying the private placement units held directly by IRHO SPAC SPONSOR LLC, a Cayman Islands limited liability and the sponsor of the issuer and (ii) 5,750,000 ordinary shares held directly by IRHO SPAC SPONSOR LLC. Jose Bengochea and William Caragol are the managing members of IRHO SPAC SPONSOR LLC. Therefore Mr. Bengochea and Mr. Caragol have voting and investment power over the ordinary shares held by IRHO SPAC SPONSOR LLC.
  
  (2) Based on 29,320,000 ordinary shares deemed to be outstanding, including (i) 23,000,000 ordinary shares issued in the public offering, (ii) 5,750,000 ordinary shares held by IRHO SPAC SPONSOR LLC, (iii) 370,000 ordinary shares underlying the units held by IRHO SPAC SPONSOR LLC and (iv) 200,000 ordinary shares underling the units held by Cantor Fitzgerald & Co., the underwriter, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Iron Horse Acquisition II Corp.
Address of issuer's principal executive offices: 851 Broken Sound Parkway NW, Suite 230, Boca Raton, Florida (FL), 33487

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) IRHO SPAC SPONSOR LLC, a Cayman Islands limited liability company (the "Sponsor"), (ii) Jose Bengochea, a managing member of the Sponsor and (iii) William Caragol, also a managing member of the Sponsor. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: c/o IRHO SPAC SPONSOR LLC, 851 Broken Sound Parkway NW Suite 230 - Boca Raton, Fl 33487.
Present principal occupation or employment:
The Sponsor's principal business is to act as the Issuer's Sponsor, and it is controlled by Jose Bengochea and Mr. Caragol for the purpose of investing in various liquid and illiquid investments. Mr. Bengochea and Mr. Caragol serve as the managing members of the Sponsor.
Mr. Bengochea also serves as the Chief Executive Officer and Chairman of the board of directors of the Issuer, and Mr. Caragol serves as a director and the Chief Financial Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Entities: The Sponsor -IRHO SPAC SPONSOR LLC - Cayman Islands limited liability company

Individuals: Jose Bengochea -- USA

William Caragol - USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

In connection with the organization of the Issuer, in September 2025, the Sponsor paid $32,000 to cover certain of the Issuer's initial public offering costs in exchange for 5,750,000 ordinary shares, (the "Founder Shares"), for approximately $0.004 per share. On December 18, 2025, the underwriter to the public offering exercised its over-allotment option ( "OA Option") in connection with the Issuer's initial public offering ("IPO") which was declared effective on December 16, 2025. See Issuer's registration statement on Form S-1 (File No. 333-284331, the "Registration Statement"), under the heading "Certain Transactions."

Public Units

On December 18, 2025, the Company closed its initial public offering of 23,000,000 units, at a price of $10.00 per unit (the "Public Units"), for an aggregate purchase price of $230,000,000 with the exercise of the OA Option in connection with the Issuer's IPO for an aggregate of $230,000,000. Each Public Unit consists of one ordinary share and one right (each, a "right"). Each right entitles the holder thereof to receive one-tenth (1/10) of a share upon the consummation of an initial business combination (as described more fully in the Registration Statement).

Private Placement Units

On December 18, 2025, simultaneously with the closing of the Issuer's IPO, the Sponsor acquired 370,000 private placement units and Cantor acquired 200,000 private placement units ("Private Placement Units" and, together with the Public Units, the "Units") at $10.00 per Private Placement Unit, for an aggregate purchase price of $5,700,000, pursuant to a Private Placement Units Purchase Agreements dated December 16, 2025 between the Sponsor and the Issuer and Cantor and the Issuer (the "Private Placement Units Purchase Agreements"). The Private Placement Units are to the same as the Public Units, The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer's securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of December 18, 2025, the Sponsor directly beneficially owned 6,120,000 ordinary shares comprised of (i) 370,000 ordinary shares through the purchase of private placement units and (ii) 5,750,000 Founder Shares (collectively, the "Sponsor Shares"). Mr. Bengochea and Mr. Caragol, as managing members of the Sponsor, may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 21%, of the 29,320,000 ordinary shares that were deemed to be outstanding following the Issuer's IPO and following the underwriter exercising its OA Option as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 17, 2025 (the "Final Prospectus"). Mr. Bengochea and Mr. Caragol, as managing members of the Sponsor, may be deemed to beneficially own 6,120,000 ordinary shares, representing approximately 21% of the 29,320,000 ordinary shares that were deemed to be outstanding following the Issuer's IPO and the exercise of the underwriter's OA Option as set forth in the Final Prospectus.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of December 18, 2025, the Sponsor directly beneficially owned 6,120,000 ordinary shares comprised of (i) 370,000 ordinary shares through the purchase of private placement units and (ii) 5,750,000 Founder Shares (collectively, the "Sponsor Shares"). Mr. Bengochea and Mr. Caragol, as managing members of the Sponsor, may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 21%, of the 29,320,000 ordinary shares that were deemed to be outstanding following the Issuer's IPO and following the underwriter exercising its OA Option as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 17, 2025 (the "Final Prospectus"). Mr. Bengochea and Mr. Caragol, as managing members of the Sponsor, may be deemed to beneficially own 6,120,000 ordinary shares, representing approximately 21% of the 29,320,000 ordinary shares that were deemed to be outstanding following the Issuer's IPO and the exercise of the underwriter's OA Option as set forth in the Final Prospectus.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 5,750,000 ordinary shares were purchased by the Sponsor for the amount of $32,000 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated September 29, 2025 (the "Securities Subscription Agreement"). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On December 16, 2025, the Issuer entered into a letter agreement with the Issuer's directors, officers and senior advisors (collectively, the "Insiders") and the Company's Sponsor, (collectively the "Letter Agreements"). Pursuant to the Letter Agreement, the Insiders and the Sponsor have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreements, the Insiders and the Sponsor have each agreed that, for a period of 180 days from the date of the prospectus, they will not, without the prior written consent of the underwriter representative, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any units, warrants, ordinary shares or any other securities convertible into, or exercisable or exchangeable for, any units, ordinary shares, founder shares or rights, subject to certain exceptions. Cantor Fitzgerald & Co. ("Cantor"), the representative of the underwriters, in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than in the case of the officers and directors, which shall be with notice. The Sponsor, officers and directors are also subject to separate transfer restrictions on their Founder Shares and private units.

The Sponsor and Insiders agreed not to transfer, assign or sell any Founder Shares until the earlier to occur of (A) 180 days after the completion of the initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees). The private units and the units that may be issued upon conversion of working capital loans (including the underlying securities) will not be transferable, assignable or saleable by our Sponsor (as applicable) or their permitted transferees until 30 days after the completion of our initial business combination (except with respect to permitted transferees).

The Insiders have agreed that the Founder Shares will not be transferred, assigned, or sold (subject to certain limited exceptions set forth below) for a period ending on the 180-day anniversary of the date of the consummation of our initial business combination, or earlier if, subsequent to our initial business combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. The limited exceptions include transfers, assignments or sales (i) to initial shareholders' or Cantor, or its officers, directors, consultants or their affiliates, (ii) to an entity's members upon its liquidation, (iii) to relatives and trusts for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to us for no value for cancellation in connection with the consummation of our initial business combination, or (vii) in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased, in each case (except for clause (vi) or with our prior consent) where the transferee agrees to be bound by these transfer restrictions.

The purchasers of the private units also agreed not to transfer, assign or sell any of the private units, including the underlying ordinary shares (except in connection with the same limited exceptions that the Founder Shares may be transferred as described above), until 30 days after the completion of the initial business combination.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, copies of which are filed as an exhibit hereto.

Private Placement Units Purchase Agreement

On December 18, 2025, simultaneously with the closing of the Issuer's IPO, Sponsor and Cantor, purchased an aggregate of 570,000 private units (whether or not the underwriters' over-allotment option is exercised in full), at a price of $10.00 per unit, or $5,700,000 in the aggregate. Each private unit consists of one ordinary share and one right. Of those 570,000 private units, our Sponsor purchased 370,000 units and Cantor purchased 200,000 units. The private units are identical to the public units sold in the offering except that private units (including the securities comprising such units) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial business combination, and (ii) will be entitled to registration rights.

The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On December 16, 2025, in connection with the Issuer's IPO, the Issuer and the Insiders entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Securities Subscription Agreement, dated September 29, 2025, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on December 9, 2025).

Exhibit 99.3 Letter Agreement, dated December 16, 2025, among the Issuer, its officers and directors and the Sponsor, (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 18, 2025).

Exhibit 99.4 Private Placement Units Purchase Agreement, dated December 16, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 18, 2025).

Exhibit 99.5 Registration Rights Agreement, dated December 16, 2025, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 18, 2025).

## Signatures
- IRHO SPAC SPONSOR LLC: /s/ Jose Bengochea, Jose Bengochea / Managing Member (01/16/2026)
- Jose Bengochea: /s/ Jose Bengochea, Jose Bengochea (01/16/2026)
- William Caragol: /s/ William Caragol, William Caragol (01/16/2026)